Exhibit 99
12/31/2008
NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	December 31
	2008	2007
	(Thousands of Dollars)
INCOME
Operating Revenues	$2,439,256	$2,117,176

Operating Expenses
Purchased Gas	1,285,880	1,053,152
Operation and Maintenance	431,750	404,159
Property, Franchise and Other Taxes	76,675	71,381
Depreciation, Depletion and Amortization	168,844	162,633
Impairment of Oil and Gas Producing Properties	182,811	—

	2,145,960	1,691,325

Operating Income	293,296	425,851

Other Income (Expense):
Income from Unconsolidated Subsidiaries	3,342	6,023
Interest Income	9,614	3,558
Other Income	11,450	5,474
Interest Expense on Long-Term Debt	(71,866)	(68,692)
Other Interest Expense	(2,771)	(4,903)

Income from Continuing Operations Before Income Taxes	243,065	367,311

Income Tax Expense	87,619	145,720

Income from Continuing Operations	155,446	221,591

Income (Loss) from Discontinued Operations	—	131,948

Net Income Available for Common Stock	$155,446	$353,539

Earnings Per Common Share:
Basic
Income from Continuing Operations	$1.91	$2.66
Income (Loss) from Discontinued Operations	—	1.58

Net Income Available for Common Stock	$1.91	$4.24

Diluted
Income from Continuing Operations	$1.87	$2.59
Income (Loss) from Discontinued Operations	—	1.54

Net Income Available for Common Stock	$1.87	$4.13

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	81,217,898	83,376,508

Used in Diluted Calculation	83,112,216	85,541,214